UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42900

Elemental Royalty Corporation
(Translation of registrant's name into English)

905 - 815 W. Hastings St.,
Vancouver, British Columbia V6C 1B4, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Material Change Report dated March 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elemental Royalty Corporation
(Registrant)

Date: March 3, 2026	By:	/s/ Frederick Bell
Frederick Bell
	Title:	President and Chief Operating Officer